1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2007
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC Board Approves Expansion of 45 Nanometer Capacity
Hsinchu, Taiwan, R.O.C., May 8, 2007 — TSMC’s (NYSE: TSM) Board of Directors today approved capital appropriation of US$205 million for expanding 45 nanometer process capacity in Fab 12.
TSMC’s Vice President and Chief Financial Officer, Ms. Lora Ho, said other major conclusions of the Board meeting were as follows:
1.	Approved a proposal setting the number of directors of TSMC’s Board of Directors at eight.

2.	Approved a capital increase to reflect the issuance of 3,271,373 new TSMC common shares as a result of employees exercising their stock options, and set May 15, 2007 as the record date for the capital increase.
# # #
TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602
TSMC Acting Spokesperson:
Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-505-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com
For further information, please contact:

Richard C.Y. Chung	Dana Tsai
Media Relations Manager, TSMC	Senior Administrator, TSMC
Tel: 886-3-505-5038	Tel: 886-3-505-5036
Mobile: 886-911-258751	Mobile: 886-920-483591
Fax: 886-3-567-0121	Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com	E-Mail: dana_tsai@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: May 8, 2007	By	/s/ Lora Ho
Lora Ho Vice President & Chief Financial Officer